UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Company:

RR Action LLC dba Brass Knuckle Films

Legal status of Company:

Form:

LLC

Jurisdiction of Incorporation/Organization:

Texas

Date of Organization:

August 22, 2024

Physical Address of Company:

4900 Old Manor Rd, Austin, TX 78723

Website of Company:

www.BrassKnuckleFilms.com

Current Number of Employees:

0

	Most recent fiscal year-end (2025)	Prior fiscal year-end (2024)*
Total Assets	$1,633,211.49	$0
Cash & Cash Equivalents	$1,457,211.49	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$13,800
Long-term Debt	$2,000,000	$0
Revenues/Sales	$0	$0
Cost of Goods Sold**	$366,788.51**	$0***
Taxes Paid	$0	$0
Net Income/(Loss)	($366,788.51)	($13,800)

*The Company was formed on August 22, 2024.
**Total Expense in the Company's 2025 financial statements.
***Cost of Sales in the Company's 2024 financial statements.



APRIL 29, 2026

FORM C-AR

RR Action LLC dba Brass Knuckle Films

This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by RR Action LLC dba Brass Knuckle Films, a Texas limited liability company ("**RR Action**," "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.BrassKnuckleFilms.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 29, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Company is attempting to raise in the Regulation CF offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the managers, its executive officers and key employees.

We are dependent on our managers, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our managers, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures.

If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Motion picture piracy may affect our ability to maximize our revenues.

Motion picture piracy is extensive in many parts of the world and is made easier by technological advances and the conversion of motion pictures into digital formats. This trend facilitates the creation, transmission and sharing of high-quality unauthorized copies of motion pictures in theatrical release, on videotapes and DVDs, from pay-per-view through set top boxes and other devices through unlicensed broadcasts on free TV and the internet. The proliferation of unauthorized copies of these products will likely continue, and if it does, will have an adverse effect on the Company's business, because these products could reduce the revenue generated by the Productions. Additionally, in order to contain this problem, we may have to implement elaborate and costly security and anti-piracy measures, which could result in significant expenses and losses of revenue. There can be no assurance that even the highest levels of security and anti-piracy measures will prevent piracy. In particular, unauthorized copying and piracy are prevalent in countries outside of the U.S., whose legal systems may make it difficult for the Company to enforce its intellectual property rights. While the U.S. government has publicly considered implementing trade sanctions against specific countries that, in its opinion, do not make appropriate efforts to prevent copyright infringements of U.S. produced motion pictures, there can be no assurance that any such sanctions will be enacted or, if enacted, will be effective. In addition, if enacted, such sanctions could impact the amount of revenue generated from the international exploitation of the Productions. If enacted, such trade sanctions could impact the amount of revenue that we realize from the international exploitation of our content, depending upon the countries subject to such action and the duration of such action. If embargoes or sanctions are not enacted or if other measures are not taken, we may lose an indeterminate amount of additional revenue as a result of piracy.

Changes in government regulation could adversely impact our business.

The cable/media/television/internet/entertainment industry is subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. Additionally, the industry is subject to regulation, and additional regulation is under consideration. Many aspects of such regulation are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by us and our competitors. Legislation under consideration could entirely rewrite our principal regulatory statute, and the FCC and/or Congress may attempt to change the classification of or change the way that the industry regulated and/or change the framework under which broadcast signals are carried, remove the copyright compulsory license and changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on the industry.

We cannot guarantee we will be successful in producing, distributing, selling, commercializing or exploiting our action films, or any products created in connection therewith, or that if we are able to do so, that we will make a profit.

No assurance can be given that we will be successful in producing, distributing, selling, commercializing or exploiting any action films, or any products created in connection therewith, to our targeted markets. Further, even if we do so, no assurance can be given that that we will generate a profit from such sales. If we cannot generate a profit, we will have to suspend or cease operations and any investor in the Company may lose their entire investment.

We may not be able to implement our strategies of entering into the action film production business effectively or at all.

Our growth strategy depends on our ability to successfully develop action themed content by leveraging the talents of our personnel, their experience with action production and our to-be-developed proprietary technology. Entry into such production business presents significant challenges and subjects our business to significant risks, including those risks set forth below. The inability to successfully manage these challenges could adversely affect our potential success in the production business with respect to action films. Such failures would significantly limit our ability to grow our business and could also divert significant resources from our digital production and other businesses.

Our successful entry into the action film production business faces various risks and challenges, including:

- the success of our action film production business will be primarily dependent on audience acceptance of our content, which is extremely difficult to predict;

- the production and marketing of our action themed content is capital-intensive and our capacity to generate cash from our films may be insufficient to meet our anticipated capital requirements;

- delays and increased expenditures due to creative problems, technical difficulties, talent availability, accidents, natural disasters or other events beyond the control of the production companies and distributors;

- the entrance of additional studios into the action film market, which may result in increased competition for our audiences and for talented staff;

- the costs of producing and marketing action film content have steadily increased and may increase in the future, which may make it more difficult for us to generate a profit or compete against other content creators;

- action film production is subject to seasonal variations based on the timing of other releases, including theatrical motion picture and home entertainment content, and a short-term negative impact on our business during a time of high seasonal demand (such as might result from a natural disaster or a terrorist attack during the time of one of our theatrical or home entertainment releases) could have a disproportionate effect on our results for the year;

- a strike by one or more of the labor unions or similar groups that provide personnel essential to the production of feature films could delay or halt our proposed production activities;

- the strain on our personnel from the effort required to produce such action film content and the time required for creative development of future content may hinder our ability to consistently release our content; and

- the profitable distribution of action film content depends in large part on the availability of one or more capable distributors who are able to arrange for appropriate advertising and promotion, proper release dates, and any decision by those distributors not to distribute or promote our action film content which we may produce or to promote competitors' content to a greater extent than they promote ours, or our inability to enter into profitable distribution arrangements with such distributors, could have an adverse effect on our proposed production business.

A substantial part of our business relies upon the success and popularity of action film content. If other forms of entertainment prove to be more attractive to consumers than such content, our growth and operating results could be harmed.

A substantial part of our business relies on the popularity of action film content. If other forms of content, or other entertainment with which action film content compete for consumers' leisure time and disposable income, such as other genres of conventional motion pictures, television, digital streaming services, concerts, amusement parks and sporting events, become more popular than action film content, our business and operating results could be harmed.

We cannot predict the effect that rapid technological change may have on our business or industry.

The entertainment industry in general, and the action film sector thereof in particular, are rapidly evolving, primarily due to technological developments. The rapid growth of technology and shifting consumer tastes prevent us from being able to accurately predict the overall effect that technological growth may have on our potential revenue and profitability. If we are unable to develop and effectively market new technologies that adequately or competitively address the needs of these changing industries, it could have an adverse effect on our business and growth prospects.

We expect to face intense competition.

Our films will compete with a variety of other programs. All of our competitors have greater financial resources, greater public and industry recognition and broader marketing capabilities than us. In addition, the market in which we operate is characterized by numerous small companies, with whose products we may be unfamiliar with, and which may be in direct competition with our products. Our inability to adequately compete with our competitors regardless of their respective size, may result in lost sales and will affect our overall profitability.

Loss of consumer confidence in our company or in our industry may harm our business.

Demand for our services may be adversely affected if consumers lose confidence in the quality of our products and services or the industry's practices. Adverse publicity may discourage businesses from buying advertising for our services, engaging in transactions with us, all of which could have a material adverse effect on our financial condition and results of operations. Various factors may adversely impact our reputation. Any litigation, disputes on tax matters and pay structures may subject us to negative attention in the press, which can damage reputation.

If we fail to effectively and efficiently advertise, the growth of our business may be compromised.

The future growth and profitability of our business will be dependent in part on the effectiveness and efficiency of our advertising and promotional expenditures, including our ability to (i) create greater awareness of our products, (ii) determine the appropriate creative message and media mix for future advertising expenditures, and (iii) effectively manage advertising and promotional costs in order to maintain acceptable operating margins. There can be no assurance that we will experience benefits from advertising and promotional expenditures in the future. In addition, no assurance can be given that our planned advertising and promotional expenditures will result in increased revenues, will generate levels of service and name awareness or that we will be able to manage such advertising and promotional expenditures on a cost-effective basis.

There may never be any Net Profits.

In general, the economic performance of a motion picture is dependent on its domestic theatrical performance, which is a key factor in predicting revenue from other distribution channels and is determined by many factors, including the ability to produce content and develop stories and characters appealing to a broad audience and the effective marketing of the motion picture. The revenues to be received by the Company from the Productions are therefore highly uncertain and speculative. The Company's only source of revenue will be derived from the exploitation of the Productions. There can be no assurance that any Net Profits will be received by the Company, or that after customary deductions and expenses, the Company will be able to distribute Net Profits to Investors.

Calculation of Net Profits.

The basis for the calculation of Net Profits the Company will be entitled to receive from the release of a Production are, or will be, detailed in one or more distribution agreement(s), and/or production agreements, none of which have yet been negotiated or finalized. The terms and conditions in the distribution agreement(s) and the production agreement, will be negotiated generally in accordance with industry standards but there is no guarantee that the calculation of Net Profits will be favorable for the Company and the Investors.

Uncertainty of success of Productions.

Net Profits may fluctuate significantly and unexpectedly from period to period, and the results of any one period may not be indicative of the results for any future period. The Company cannot make, and has not made, any assurances (i) as to the amount of Net Profits that will be or may be derived from or collected in connection with the distribution and exploitation of the Productions, or (ii) that the Productions will perform in any particular manner or will be favorably received by exhibitors or by the public, or will be released on a wide basis.

Development Projects may never be produced.

The proceeds from the Regulation CF offering will be used to fund the development of a slate of Development Projects, the number, order and manner of which will be determined solely by the Company. Once proceeds have been allocated to a Development Project, the Company will use commercially reasonable efforts to raise production financing to produce such Development Project. However, there is no assurance that the Company will be successful in raising production financing for, therefore producing, any Development Project. If no Development Project is produced, then Investors risk a total loss of their investments.

BUSINESS

Description of the Business

RR Action LLC dba Brass Knuckle Films (the "**Company**") is a Texas limited liability company formed on August 22, 2024, and is registered to do business in Texas.

The Company conducts business in Texas.

Business Plan

The Company intends to develop the slate of Development Projects with the intention of developing at least one Production within five years comprised of in-house created and newly sourced projects. The slate will build upon Robert's track record of action movies including *El Mariachi, Desperado, From Dusk Till Dawn, The Faculty*, the *Spy Kids* franchise, *Once Upon a Time in Mexico, Frank Miller's Sin City*, *The Adventures of Sharkboy and Lavagirl in 3D*, *Grindhouse, Machete, Alita: Battle Angel, We Can Be Heroes,* and *Hypnotic.*

Robert Rodriguez, the "One-Man Film Crew," isn't just a director; he wears many hats: director, screenwriter, producer, cinematographer, editor and musician. His filmography includes over 20 major motion pictures, as well as television shows, documentaries, commercials and music videos. Notably, he kickstarted the independent film revolution with the iconic *El Mariachi*, a movie he famously made for a mere $7,000. The movie went on to win the coveted Audience Award at the Sundance Film Festival and became the lowest-budget movie ever released by a major studio. Rodriguez wrote about these experiences in *Rebel Without a Crew*, a perennial guide for the independent filmmaker, and is still required reading in many film schools.

While owning a movie studio is a privilege reserved for a select few directors like George Lucas and James Cameron, Robert took a bold step outside the Hollywood system after the success of *El Mariachi*. This move, driven by a desire for creative freedom and efficiency, led to the birth of Troublemaker Studios in Austin, Texas. It houses stages, production offices, edit bays, ADR studio, screening room, mill, 3-D printer workshop, prop and wardrobe houses, Texas' biggest green screen and one of the world's largest privately owned interchangeable backlots.

Troublemaker Studios offers Robert a distinct advantage: reduced production costs. This is achieved by having all departments under one roof, eliminating the need for outsourcing services. Departments like art, wardrobe, set construction and prop fabrication happen in-house, significantly decreasing overhead. Troublemaker allows Robert to work at the speed of thought.

As a technical pioneer, Robert was one of the first filmmakers to embrace digital film and played a pivotal role in the resurgence of the 3-D genre through *Spy Kids 3-D* and *The Adventures of Sharkboy and Lavagirl in 3D*. His creative toolbox includes technologies like AI, volume stages, motion capture, virtual reality and green screens, which he masterfully employs to weave cinematic magic.

Beyond his artistic endeavors, Robert is a forerunner in diversity and inclusion both in front of and behind the camera. In 2012, he founded *El Rey Network*, a 24-hour Latino-run, Latino-focused English language entertainment network. He recently made history by transitioning a linear cable network to the FAST (Free Ad-Supported Streaming TV) streaming era, and now *El Rey Rebel* reaches over 500 million consumers.

Robert is a production powerhouse, collaborating with industry giants like Disney, Netflix, Lightstorm, Warner Bros. and Columbia Pictures. His work spans independent films with shoestring budgets to $200 million+ Hollywood blockbusters, showcasing his remarkable versatility. His recent work includes:

- *Travis Scott Jordan Jumpman Jack* Shoe Launch (Nike)
- *Spy Kids: Armageddon* (Netflix)
- *Hypnotic* (Staring Ben Affleck)
- *The Book of Boba Fett* (Disney+ Series)
- *The Mandalorian* (Disney+ Series)
- *Happier Than Ever: A Love Letter to Los Angeles* (Billie Eilish concert film)
- *We Can Be Heroes* (one of Netflix's most-watched films ever)
- *Lady Gaga & Ariana Grande: Rain on Me* (Music Video)

- *Alita: Battle Angel* (collaboration with James Cameron)

By investing in this slate of action projects produced by Robert Rodriguez and his team at Troublemaker Studios, you're not just making a financial investment but becoming part of a cinematic journey.

The Company's Products and/or Services

Product / Service	Description	Current Market
Action projects development slate	Developing at least one action project with possible franchise opportunities.	The action film market remains one of the most consistently profitable sectors in entertainment, with proven appeal across international territories and strong ancillary revenue streams through streaming platforms and digital distribution. There exists a successful market for mid-budget action features. The genre's adaptability to different budget levels, combined with growing audience demographics and multiple viable distribution channels, creates opportunities for strategic investments across the genre.

Customer Base

This action development fund, spearheaded by Robert Rodriguez's renowned filmmaking expertise, targets a diverse customer base across the industry. The primary focus lies with production companies and studios seeking high-quality action projects, including major studios aiming for tentpole releases, independent producers specializing in the mid-budget range, streaming platforms expanding their action libraries, and international co-production partners. The Company also attracts talent and agencies, offering opportunities for directors, actors, and stunt professionals to collaborate on innovative action projects. Ultimately, our developed projects target a broad audience, encompassing core action enthusiasts, those seeking genre-bending experiences, international audiences, and subscribers of streaming platforms. By leveraging Rodriguez's unique vision, developing original and adapted IP, and fostering collaborations across budget ranges, the Company aims to create a thriving ecosystem for action filmmaking while maximizing market potential and maintaining the creative integrity that defines Rodriguez's signature style.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
99049429*	BRASS KNUCKLE FILMS	Trademark	February 20, 2025	Pending	United States
99049440*		Trademark	February 20, 2025	Pending	United States

*This trademark is owned by RR Rilms LLC, the sole member of the Company.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

MANAGERS, OFFICERS, AND KEY PERSONS

The managers, officers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Robert Rodriguez	Founder and President. President and the Manager of RR Films Management LLC, RR Action LLC's Manager	Founder and President at the Company (Inception – Present) Founder and President of Troublemaker Studios (1998 – Present) Oversees the business, including business strategy, business development and creative oversight	The University of Texas at Austin Bachelor of Science (2008)
Alexis Garcia	COO and President of Production	COO and President of Production at the Company (Inception – Present) Founder of CAT5 (2024-Present) Built and manage a financing and production label focused in the action film space Executive Vice President of FIFTH SEASON (fka Endeavor Content (2017-2024); Oversaw creative development, dealmaking/financing, and production teams.	UCLA JD (2002) Vanderbilt University Bachelor of Arts (1999)
Kevin Dartt	CEO and General Counsel	CEO and General Counsel at the Company (Inception – Present) CEO and General Counsel of Troublemaker Studios (2010-Present) Manage all legal, accounting, human resources, compliance and governance, and business strategy	Harvard Law School JD (2020) The University of Texas at Austin Master in Accounting (1997) Bachelor of Business Administration (1997)

Biographical Information

Robert Rodriguez is a multifaceted filmmaker, serving as director, screenwriter, producer, cinematographer, editor and composer on his films. While a student at the University of Texas at Austin, he wrote and directed his first feature film, *El Mariachi*, garnering critical acclaim and winning the Audience Award at the 1993 Sundance Film Festival. His filmography includes *Desperado*, *From Dusk Till Dawn*, *Sin City*, *Spy Kids* and *Alita: Battle Angel*. In 2000, Rodriguez founded Troublemaker Studios, a leading production facility in Austin, Texas, contributing significantly to the city's thriving film industry. Two of his films have been added to the National Film Registry of the Library of Congress: *El Mariachi* and *Spy Kids*. Rodriguez remains a highly influential figure in the film industry, inspiring independent filmmakers and pushing the boundaries of creative expression.

Alexis Garcia is the founder and head of CAT5, an action film finance and production label backed by FIFTH SEASON, one of the world's leading independent TV and film studios. The first production from CAT5 is the upcoming A WORKING MAN, directed by David Ayer based on a screenplay by Sylvester Stallone and starring Jason Statham. Previously Garcia was EVP of FIFTH SEASON. As one of the original partners of the company, he built and ran the Film Group to become a prolific film supplier to theatrical distributors and streamers (40+ movies financed and/or produced over 4 years). Garcia's titles under his tenure include Michael Bay's *Ambulance*, multi-Oscar-nominated *The Lost Daughter* and upcoming releases *Nonnas* starring Vince Vaughn and *Friendship* starring Tim Robinson and Paul Rudd. In his prior role at WME/Endeavor Content, Garcia worked as a talent agent packaging and selling films and advised financiers on their entertainment strategies, including work on such films as *The Favourite*, *The Nice Guys* and *Drive*. Throughout his career, Garcia has consulted and developed programs for corporate clients ranging from The NFL to the Colombian Film Commission.

Kevin Dartt is an entertainment industry executive with over two decades of experience in finance, law, and business management. He currently serves as the CEO and General Counsel at Troublemaker Studios, where he oversees the Studios' day-to-day operations and its multimillion-dollar budgets and production schedules. Throughout his career, Dartt has played a key role in structuring and negotiating film production, financing and distribution agreements. He holds a JD from Harvard Law School and both a Master in Accounting and a Bachelor of Business Administration from The University of Texas at Austin. He is an attorney and CPA.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's capital structure consists of membership interests, all of which are issued and outstanding (the "**Membership Interests**").

Outstanding Membership Interests

As of the date of this Form C-AR, the Company's outstanding Membership Interests consists of:

Type	Membership Interests
Amount Outstanding	100%
Par Value Per Unit	N/A
Voting Rights	1 vote per Membership Interest
Anti-Dilution Rights	None
Percentage ownership of the Company	100%

Outstanding Revenue Participation Interests

As of the date of this Form C-AR, the Company has 2,000,000 Participation Interests outstanding.

As used herein, "**Development Project**" means each project developed from the proceeds of the Regulation CF offering. As used herein, "**Production**" means each Development Project which is produced.

An Investor's "**Participation Percentage**" is equal to the aggregate price the Investor paid for its Participation Interests ("**Participation Purchase Price**") divided by the aggregate Participation Interests sold in the Regulation CF offering, including any securities commission paid to the Intermediary, expressed as a percentage.

An Investor will be eligible to recoup the price paid for the Participation Interests (Participation Purchase Price) and receive returns, on a pro rata and pari passu basis with each other investor, from each Production, if any, as follows:

- Investor will receive an amount equal to the Investor's Participation Percentage as multiplied by the proceeds used to actually finance the development of each Production (the "**Development Financing**"), within ninety (90) days following the first day of principal photography (as such term is customarily used in the entertainment industry) of each such Production;
- Concurrently with payment of the sums set forth above, Investor will receive a return of twenty-five percent (25%) on Investor's share of the Development Financing calculated by multiplying Investor's Participation Percentage by the Development Financing for each Production (Investor's Participation Purchase Price is deemed to be applied evenly over the total Development Financing);
- Collectively, the Investors will receive an amount equal to ten percent (10%) of any and all producing fees, if any, actually received by the Company (or its parent, affiliates, subsidiaries, successors or assigns) from each Production (the "**Investors' Producer Fee**"). Each Investor will be entitled to a share of the Investors' Producer Fee in an amount equal to such Investor's Participation Percentage multiplied by the Investors' Producer Fee, payable to the Investor no later than ninety (90) days from the Company's receipt of its producing fees;
- Collectively, the Investors will receive an amount equal to fifty percent (50%) of any and all fees, if any, actually received by the Company (or its parent, affiliates, subsidiaries, successors or assigns) for the rights to any Production (the "**Investors' Rights Fee**") in any subsequent production. Each Investor will be entitled to a share of the Investors' Rights Fee in an amount equal to such Investor's Participation Percentage multiplied by the Investors' Rights Fee, payable to the Investor within ninety (90) days following the first day of principal photography of each such subsequent Production, if any; and

- Collectively, the Investors will receive an amount equal to fifty percent (50%) of the Company's share of Net Profits (or its parent's, affiliates', subsidiaries', successors' or assigns' share), if any, from each Production (collectively, "**Investors' Net Profits**") until Investors have recouped 100% of their respective Participation Purchase Price together with a twenty percent (20%) return on their respective Participation Purchase Price (collectively, the "**Preferred Return**"). After the Preferred Return has been fully paid to the Investors, the Investors will be entitled to receive Investors' Net Profits in the amount of ten percent (10%) of one hundred percent (100%) of the Company's share of Net Profits (or its parent's, affiliates', subsidiaries', successors' or assigns' share) in connection with the Productions, in perpetuity. Each Investor will be entitled to a share of the Investors' Net Profits in an amount equal to such Investor's Participation Percentage multiplied by the Investors' Net Profits. As used herein, "**Net Profits**" shall be defined, computed, accounted for and paid in accordance with the standard definition of the applicable financier/distributor of each Production applicable to the Company and on a most favored nations basis with the Company. In the event a Production is sold to a streaming network, Investors' Net Profits shall be the pro-rated equivalent share of Investor's Net profits as a proportion of the buyout proceeds paid to Company by such streaming network. The Company makes no representation that any Production will generate any, or any particular amount of, Net Profits.

Any recoupments and returns to which Investors are entitled will be paid to Investors on a quarterly basis for the first three (3) years following the close of the Offering. The first quarterly payment will commence within ninety (90) days following the first day of principal photography on the first Development Project to go into Production. Subsequent payouts will continue during the three (3) year period on a quarterly basis provided that Company is in receipt of monies to which Investors are entitled. Thereafter payments (if any) will continue on an annual basis. The Investor will be able to receive one digital blockchain token (the "**Security Instruction Token**" or "**SIT**") for each Participation Interest to the Investor's unique wallet address on the applicable blockchain. These SITs will be tools to transfer ownership of the Participation Interests. Participation Interests are not equity interests in the Company and provide a right to share in revenues from the Company's Productions, as set forth above.

Transferability

If the Investor transfers the Participation Interests to another person by way of SITs or otherwise, then that person (the "**New Holder**") is deemed to be bound by the terms of the Regulation CF offering documents as an Investor for the period of time they hold such Participation Interests and the Investor irrevocably and unconditionally undertakes to ensure that each New Holder, prior to the transfer of Participation Interests to them, expressly agrees to be bound by the Regulation CF offering documents as an Investor for the period of time they hold such Participation Interests. By transferring any Participation Interests, the Investor assigns all the Investor's rights, title and interest under the Regulation CF offering documents to the recipient of those Participation Interests or to the owner of the wallet to which the Investor transfers any SITs.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has zero additional securities outstanding.

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding: during 2024, founding members of the Company paid for expenses totaling $13,800 on behalf of the Company. These advances were made interest free, do not have a maturity date and are expected to be repaid from the proceeds of the Offering.

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Company's outstanding voting Equity Securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
RR Films LLC	100% of the Membership Interests	100%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit A</u>.

Recent Tax Return Information

Net Income	Total Assets	Tax Due
$0	$0	$0

The Issuer has not yet filed its 2025 federal or state income tax returns. Accordingly, the net income, total assets, and tax due reflected above is from the most recently filed tax return (2024).

Liquidity and Capital Resources

On May 16, 2025, the Company closed an offering pursuant to Regulation CF and raised $2,000,000.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Intermediary has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Material Changes and Other Information

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Membership Interests	$100	100% Membership Interests	General Working Capital	August 22, 2024	Section 4(a)(2)
Revenue Participation Interests	$2,000,000	2,184	Legal, Marketing and Closing Cost reimbursement; Company overhead; Development Projects 1-6	May 16, 2025	Reg CF

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting Equity Securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the Company in reliance on section 4(a)(6), including the Target Offering Amount of the Regulation CF offering, and the counter party is either (i) any manager or officer of the Company; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting Equity Securities, calculated on the basis of voting power; (iii) if the Company was incorporated or organized within the past three years, any promoter of the Company; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: during 2024, founding members of the Company paid for expenses totaling $13,800 on behalf of the Company. These advances were made interest free, do not have a maturity date and are expected to be repaid from the proceeds of the Offering.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

RR Action LLC dba Brass Knuckle Films

By its Manager: RR Films Management LLC

/s/ Kevin Dartt
_____
(Signature)

Kevin Dartt
_____
(Name)

CEO
_____
(Title)

I, Kevin Dartt, the Chief Executive Officer of RR Films Management LLC, the Manager of the Company, certify that the financial statements of RR Action LLC dba Brass Knuckle Films included in this Form are true and complete in all material respects.

RR Films Management LLC

/s/ Kevin Dartt
_____
(Signature)

Kevin Dartt
_____
(Name)

CEO
_____
(Title)

April 29, 2026
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

RR Films Management LLC

/s/ Kevin Dartt
_____
(Signature)

Kevin Dartt
_____
(Name)

CEO
_____
(Title)

April 29, 2026
_____
(Date)

Instructions.

1.   The form shall be signed by the Company, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

As of December 31, 2025

	Dec 31, 25
ASSETS	
Current Assets	
Checking/Savings	
Wells Fargo	1,457,211.49
Total Checking/Savings	1,457,211.49
Total Current Assets	1,457,211.49
Other Assets	
Projects	
Project 1	75,000.00
Project 2	101,000.00
Total Projects	176,000.00
Total Other Assets	176,000.00
TOTAL ASSETS	**1,633,211.49**
LIABILITIES & EQUITY	
Liabilities	
Long Term Liabilities	
Revenue Participation Interests	2,000,000.00
Total Long Term Liabilities	2,000,000.00
Total Liabilities	2,000,000.00
Equity	
Net Income	-366,788.51
Total Equity	-366,788.51
TOTAL LIABILITIES & EQUITY	**1,633,211.49**

January through December 2025

	Jan - Dec 25
OPERATING ACTIVITIES	
Net Income	-366,788.51
Net cash provided by Operating Activities	-366,788.51
INVESTING ACTIVITIES	
Projects:Project 1	-75,000.00
Projects:Project 2	-101,000.00
Net cash provided by Investing Activities	-176,000.00
FINANCING ACTIVITIES	
Revenue Participation Interests	2,000,000.00
Net cash provided by Financing Activities	2,000,000.00
Net cash increase for period	1,457,211.49
Cash at end of period	**1,457,211.49**

January through December 2025

	Jan - Dec 25
Ordinary Income/Expense	
Expense	
Advertising and Promotion	8,744.00
Bank Service Charges	-60.00
Contract Services	1,520.00
Fund Fees and Expenses	295,952.66
Office Supplies	416.19
Overhead	54,217.09
Travel Expense	5,998.57
Total Expense	366,788.51
Net Ordinary Income	-366,788.51
Net Income	**-366,788.51**

RR Action LLC (the "Company") a Texas Limited Liability Company

Financial Statements (audited) and
Independent Auditor's Report

Year Ended December 31, 2024



INDEPENDENT AUDITOR'S REPORT

To Management
RR Action LLC

We have audited the accompanying statement of financial position of RR Action LLC as of December 31, 2024, and the related statement of operations, statement of changes in member's equity (deficit), and statement of cash flows for the year then ended. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statement referred to above, presents fairly, in all material respects, the financial position of RR Action LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 7, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. Our opinion is not modified with respect to this matter.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
March 5, 2025

Vincenzo Mongio

RR ACTION, LLC
STATEMENT OF FINANCIAL POSITION (AUDITED)

	December 31, 2024
Assets	
Current Assets:	
Total Current Assets	$ -
Total Assets	$ -
Liabilities and Member's Equity (Deficit)	
Liabilities	
Current Liabilities:	
Due to Related Party	$ 13,800
Total Current Liabilities	$ 13,800
Total Liabilities	$ 13,800
Commitments and Contingencies (Note 4)	
Member's Equity (Deficit)	
Member's Equity (Deficit)	$ (13,800)
Total Member's Equity (Deficit)	$ (13,800)
Total Liabilities and Member's Equity (Deficit)	$ -

STATEMENT OF OPERATIONS (AUDITED)

		For the Year Ended December 31, 2024
Revenues:		
	$	-
Total Revenues	$	**-**
Cost of Sales		
Cost of Sales	$	-
Total Cost of Sales	$	**-**
Gross Profit	$	**-**
Operating Expenses:		
Legal and Professional	$	3,800
Advertising and Marketing		10,000
Total Operating Expenses	$	**13,800**
Other (Income) Expense:		
Total Other (Income) Expense	$	**-**
Loss from Continuing Operations Before Income Taxes	$	**(13,800)**
Provision for Income Taxes	$	-
Net Loss	$	**(13,800)**

RR ACTION, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY (DEFICIT) (AUDITED)

	For the Year Ended December 31, 2024
Balance as of August 22, 2024	$ -
Net Loss	$ (13,800)
Balance on December 31, 2024	$ **(13,800)**

RR ACTION, LLC
STATEMENTS OF CASH FLOWS (AUDITED)

	For the Year Ended December 31, 2024
OPERATING ACTIVITIES	
Net Loss	$ (13,800)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:	
Changes in operating assets and liabilities:	
Due to Related Party	13,800
Net Cash Flows provided by (used in) Operating Activities	$ -
INVESTING ACTIVITIES	
Net Cash Flows provided by (used in) Investing Activities	$ -
FINANCING ACTIVITIES	
Net Cash Flows provided by (used in) Financing Activities	$ -
Net change in cash	$ -
Cash and Equivalents at the beginning of the year	-
Cash and Equivalents at the end of the year	$ -

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

RR Action LLC (the "Company") is a Texas limited liability company formed on August 22, 2024, and is registered to do business in Texas. The Company's headquarters are in Austin, Texas, and it has not commenced its primary business activities.

The Company was formed to develop, produce, acquire, distribute, market and otherwise exploit motion pictures and other audiovisual content, with a primary focus on the action film genre and based on intellectual property rights owned or to be acquired by the Company (each project developed from the proceeds of this Offering known hereinafter as a "Development Project"). Upon the closing of the Offering, the Company will allocate proceeds from the Offering for the development of a slate of Development Projects, the number, order, and manner of which will be determined solely by the Company. Once proceeds have been allocated to a Development Project, the Company will use commercially reasonable efforts to raise production financing to produce such Development Project and distribute or otherwise exploit the Development Project.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentrations of Credit Risks (Continued)

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising and Marketing Costs

Advertising and marketing costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company has no equity-based compensation plan.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

NOTE 3 – RELATED PARTY TRANSACTIONS (CONTINUED)

During 2024, founding members of the Company paid for expenses totaling $13,800 on behalf of the Company. These advances were made interest free, do not have a maturity date and are expected to be repaid from the proceeds of the ongoing Regulation Crowdfunding campaign.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations and does not have any long-term commitments or guarantees.

In August of 2024, the Company signed an offering agreement with Republic, to engage in a Regulation Crowdfunding campaign through its portal. The offering is expected to go live in 2025.

NOTE 5 – EQUITY

The Company is an LLC with a single class of ownership interest. Profits and losses are allocated to Members in accordance with the Operating Agreement.

On October 7, 2024, the Company amended its articles of organization to revise the manager of the Company to be RR Films Management LLC.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 5, 2025, the date these financial statements were available to be issued.

NOTE 7 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.